Exhibit 3.77

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:07 AM 07/01/2013
FILED 10:08 AM 07/01/2013
SRV 130833915 - 5359743 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST. The name of the limited liability company is

Charter Advanced Services (CO), LLC

SECOND. The purpose of the company is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Limited Liability Company Act.

THIRD. The duration of the company shall be perpetual.

FOURTH: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of July, 2013.

BY:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Authorized Person